

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2019

Milton C. Ault, III
Chief Executive Officer
DPW Holdings, Inc.
201 Shipyard Way, Suite E
Newport Beach, CA 92663

      **Re:  DPW Holdings, Inc.**
          **Preliminary Proxy Statement on Schedule 14A**
          **Filed May 16, 2019**
          **File No. 001-12711**

Dear Mr. Ault:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                Sincerely,

                                              Division of Corporation Finance
                                              Office of Electronics and Machinery

cc:    Henry Nisser